Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Texas Instruments Incorporated for the registration of common stock, preferred stock, debt securities, warrants, and units and to the incorporation by reference therein of our reports dated February 22, 2013, with respect to the consolidated financial statements of Texas Instruments Incorporated and the effectiveness of internal control over financial reporting of Texas Instruments Incorporated, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2012 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

February 22, 2013

Dallas, Texas